SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CVR Refining, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12663P107
(CUSIP Number)

Jesse A. Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
CVR Refining Holdings, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
97,303,764

8 SHARED VOTING POWER
12,000

9 SOLE DISPOSITIVE POWER
97,303,764

10 SHARED DISPOSITIVE POWER
12,000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Coffeyville Resources, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
97,315,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Coffeyville Refining & Marketing, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
98,290,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Coffeyville Refining & Marketing Holdings, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 0

8 SHARED VOTING POWER
97,315,764

9 SOLE DISPOSITIVE POWER
 0

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
CVR Energy, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
97,315,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
IEP Energy LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
97,315,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
IEP Energy Holding LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
97,315,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
97,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.9%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
American Entertainment Properties Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
2,000,000

8 SHARED VOTING POWER
97,315,764

9 SOLE DISPOSITIVE POWER
2,000,000

10 SHARED DISPOSITIVE POWER
97,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.3%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Icahn Building LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
99,315,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
99,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,315,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
67.3%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
3,750,000

8 SHARED VOTING POWER
99,315,764

9 SOLE DISPOSITIVE POWER
3,750,000

10 SHARED DISPOSITIVE POWER
99,315,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,065,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
103,065,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
103,065,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,065,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
103,065,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
103,065,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,065,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 12663P107

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
103,065,764

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
103,065,764

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,065,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.8%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on January 25, 2013 (the "Initial 13D") by the Reporting Persons with respect to the Common Units of CVR Refining, LP (the "Issuer") is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

On August 2, 2016, Icahn Enterprises Holdings sold 250,000 Common Units. After such sale, the General Partner and its affiliates (including the Reporting Persons) collectively own 69.99% of the Common Units. Pursuant to the Partnership Agreement, the fact that the General Partner and its affiliates have reduced their ownership percentage below 70% means that the ownership threshold for the General Partner's call right has been permanently reduced from 95% to 80%. Accordingly, if at any time the General Partner and its affiliates (including the Reporting Persons) own more than 80% of the Common Units (reduced from 95%) the General Partner will have the right, but not the obligation, to purchase all, but not less than all, of the Common Units held by unaffiliated unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of the Partnership Agreement. The General Partner is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the call right. The General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right.

The Reporting Persons reduced their ownership percentage below 70% in order to permanently reduce the ownership threshold for the General Partner's call right to 80% to provide them flexibility should the General Partner determine to seek to exercise such right in the future. The Reporting Persons have no current plans or proposals relating to or that would result in the acquisition of additional Common Units or an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries.

Subject to applicable law, the Reporting Persons may, from time to time and at any time: (i) acquire additional Common Units and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer or its subsidiaries in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 103,065,764 Common Units, representing approximately 69.8% of the Issuer's outstanding Common Units (based upon the 147,600,000 Common Units stated to be outstanding as of July 26, 2016 in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 1, 2016).

(b) For purposes of this Schedule 13D:

CVRR Holdings has sole voting power and sole dispositive power with regard to 97,303,764 Common Units, and may be deemed to have shared voting power and shared dispositive power with regard to 12,000 Common Units owned of record by CVRR Holdings Sub. Each of Coffeyville, Marketing, Marketing Holdings, CVI, IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to the number of Common Units listed on the applicable cover page for such Reporting Person in this Schedule 13D. AEP has sole voting power and sole dispositive power with regard to 2,000,000 Common Units. Each of Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Common Units. Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 3,750,000 Common Units. Each of Icahn Enterprises GP, Beckton and Mr. Icahn may be deemed to have shared voting power and shared dispositive power with regard to such Common Units.

Each of Coffeyville, Marketing, Marketing Holdings and CVI, by virtue of their relationships to each of CVRR Holdings and CVRR Holdings Sub (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units which each of CVRR Holdings and CVRR Holdings Sub directly beneficially owns. Each of Coffeyville, Marketing, Marketing Holdings and CVI disclaims beneficial ownership of such Common Units for all other purposes. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of CVRR Holdings, CVRR Holdings Sub and Icahn Enterprises Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units which each of CVRR Holdings, CVRR Holdings Sub, AEP and Icahn Enterprises Holdings directly beneficially owns. Each of IEP Energy, Energy Holding, AEP, Building, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Common Units for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected by any of the Reporting Persons during the past sixty (60) days. Except as otherwise noted below, all such transactions were sales of Shares effected in the open market.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Enterprises Holdings	08/02/2016	(250,000)	$5.6964

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2016

CVR REFINING HOLDINGS, LLC

By:  /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE RESOURCES, LLC

By:  /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING, INC.

By:  /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:  /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

CVR ENERGY, INC.

By:  /s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 6 to Schedule 13D – CVR Refining, LP]